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                           June 14, 2021

       Mark K. Ruport
       Chief Executive Officer
       Sigma Labs, Inc.
       3900 Paseo del Sol
       Santa Fe, New Mexico 87507

                                                        Re: Sigma Labs, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 9, 2021
                                                            File No. 333-256934

       Dear Mr. Ruport:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eiko
Yaoita Pyles at 202-551-3587 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing